SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 17, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:  Nokia stock exchange release dated March 17, 2017: Nokia announces changes in its organization and Group Leadership Team to accelerate the execution of company strategy

Nokia announces changes in its organization and Group Leadership Team to accelerate the execution of company strategy

Nokia Corporation
Stock Exchange Release
March 17, 2017 at 8.30 EET (CET +1)

Nokia announces changes in its organization and Group Leadership Team to accelerate the execution of company strategy

Espoo, Finland - Nokia today announced changes in its organizational structure and Group Leadership Team (GLT), effective from April 1, 2017.

“These changes are designed to accelerate the execution of our strategy,” said Nokia President and CEO Rajeev Suri. “They will strengthen our ability to deliver strong financial performance, drive growth in services, meet changing customer demands in mobile networks, achieve our cost saving and ongoing transformation goals, and enable strategic innovation across our networks business.”

The organizational changes announced today include the separation of Nokia’s current Mobile Networks business group into two distinct, but closely linked, organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. In addition, the company’s Chief Innovation and Operating Officer (CIOO) organization will be split, with its current operating activities moved to a newly-appointed Chief Operating Officer (COO) organization, innovation activities to Nokia’s Chief Technology Officer and incubation to Nokia’s Chief Strategy Officer.

Leadership changes announced today include the following:

•                  Marc Rouanne, currently Chief Innovation and Operating Officer, will become President of the Mobile Networks business group, responsible for mobile products and solutions, including 4G, 5G, cloud core, small cells and other advanced mobile solutions. Rouanne will remain on the GLT, reporting to Suri.

•                  Igor Leprince, currently Executive Vice President of Global Services, will take the role of President of Global Services, a new business group comprised of the Services organization that currently resides within the existing Mobile Networks business group, including company-wide managed services. Leprince will join the GLT as a new member, reporting to Suri.

•                  Monika Maurer, currently Chief Operating Officer of Fixed Networks, will assume the position of Group COO, responsible for Nokia’s operating model, Global Operations (manufacturing and supply chain), procurement, implementation of cost saving and ongoing transformation activities, information technology, real estate, and quality. Maurer will join the GLT as a new member, reporting to Suri.

•                  Marcus Weldon, currently President of Nokia Bell Labs and Chief Technology Officer, will retain those responsibilities and join the GLT as a new member, reporting to Suri.

•                  Kathrin Buvac, Chief Strategy Officer, will assume additional responsibilities for incubation of select new business opportunities, and Barry French, Chief Marketing

Officer, will assume additional responsibilities for Health, Safety, Security and Environment. They will both remain on the GLT, reporting to Suri.

•                  With the integration of Alcatel-Lucent largely complete, Samih Elhage has decided to leave Nokia to pursue new opportunities. Elhage will continue in his current role and as a member of the GLT until April 1, 2017, and will remain as an advisor to the company through May 31, 2017.

“From helping lead the transformation at Nokia Siemens Networks and creating a disciplined operating model that remains a competitive advantage, to being one of the driving forces behind the acquisition of Alcatel-Lucent and its fast and successful integration, Samih’s contributions to Nokia have been remarkable,” said Suri. “He has been a close friend and advisor through times both good and bad, and I fully support his desire for a change.”

“I am proud of what I was able to accomplish during my time at Nokia and leave confident that the company is extremely well-positioned for the future,” said Elhage.

As a result of these changes, all of which are effective from April 1, 2017, the Nokia GLT will consist of the following members: Rajeev Suri, Kristian Pullola, Monika Maurer, Basil Alwan, Bhaskar Gorti, Federico Guillén, Igor Leprince, Marc Rouanne, Ashish Chowdhary, Hans-Jürgen Bill, Kathrin Buvac, Barry French, Maria Varsellona and Marcus Weldon.

Additional background on the new members of the GLT can be found at
www.nokia.com/en_int/investors/corporate-governance/group-leadership-team

The company will continue to report financial information for Ultra Broadband Networks, IP Networks and Applications and Nokia Technologies. Ultra Broadband Networks will be composed of the Mobile Networks, Global Services and Fixed Networks business groups. IP Networks and Applications will continue to be composed of the IP/Optical Networks and Applications & Analytics business groups.

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

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Email: press.services@nokia.com

Forward-Looking Statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding:  A) our ability to integrate Alcatel-Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel-Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure as well as changes in our Group Leadership Team; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, reportable segments, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; and G) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to:  1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the Alcatel-Lucent acquisition, and our ability to implement our organizational and operational structure as well as changes in our Group Leadership Team efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel-Lucent; and 5) our ability to retain, motivate, develop and recruit appropriately skilled employees, as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, and in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2017	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal